2002

STRENGTH IN NUMBERS

FISERV ANNUAL REPORT

Fiserv

Numbers,

in all their many variations, are key to measuring the strength of the financial industry.

NUMBERS ALSO PRESENT AN INSIGHTFUL PERSPECTIVE ON FISERV. For example, we have a long history of strong financial performance, reporting record results year after year. Our broad portfolio of solutions is used throughout the financial services industry to process millions of account transactions daily. And from just under 200 clients in 1984, we've become a worldwide organization with more than 13,000 clients in over 60 countries – supported by more than 19,000 employees. *That's strength in numbers.*

Fiserv, Inc. is a leading, independent provider of integrated data processing and information management solutions to the financial industry. We deliver a full range of information, account and transaction processing systems, software and services to clients in many financial services markets. Our clients include banks, broker-dealers, credit unions, financial planners and investment advisers, insurance companies and agents, mortgage banks and savings institutions.

TABLE OF CONTENTS

ONE OF THE FUNDAMENTAL measures of any company is its financials, and we believe the strength of our numbers speaks clearly to our ongoing success. While 2002 was a difficult year for many companies, Fiserv turned in a strong performance, posting record revenues, net income and earnings per share for the 16th consecutive year.

Our annual processing and services revenues for 2002 were $2.28 billion, an 18% increase over the $1.93 billion in 2001. Net income per share-diluted (excluding realized gains from sale of investment) for the year ended December 31, 2002, was $1.36 per share compared to $1.07 in 2001.

This financial strength reflects the effectiveness of our proven business strategy, which is based on a focused dedication to serving the financial services industry. In adhering to a business model that emphasizes recurring revenues from long-term contracts, we've built a strong organization that's well-positioned for growth. Our strategy encompasses key principles that form the foundation of our success and continues to serve us well. We are passionate about service quality, and our client retention rating is one of the highest in the industry. We continue to sign more new clients than our competitors, while leveraging our large client base by cross-selling an increasing number of additional products and services into our existing relationships. We acquire successful companies to expand our core competencies, enhance our product suite and grow market share. We identify and act on industry trends based on client and market needs.

In 2002, we saw continued solid growth in new sales and cross sales, achieving a record sales year. And with five acquisitions closed in the year, we added combined annualized revenues of more than $210 million and over 1,100 new employees. These organizations encompass all of our business lines – from banking to insurance to securities – as we continue to seek out companies that complement the Fiserv portfolio of products and services. We foresee continued strength in our sales pipelines and acquisition opportunities across all of our major business lines as we enter 2003.

As a shareholder, you expect the company you invest in to deliver a good return on your investment. You also deserve steady growth, responsible management and financial stability – especially in today's volatile market. At Fiserv, we strive not only to achieve consistent, solid performance, but to attain it through the rigorous use of conservative and fiscally sound business principles.

Looking back on the year, we owe our thanks to the 19,000-plus Fiserv employees who contributed their talent, experience and hard work to our success. And we thank you, our shareholders, for your continued confidence. Our goal is to provide value to you, and we will continue our efforts to meet your expectations in the future.

February 28, 2003



DONALD F. DILLON
Chairman of the Board



LESLIE M. MUMA
President and Chief Executive Officer

MOMENTUM

A young mother uses a debit card to buy groceries at the supermarket. A banker taps a few computer keys to see all the bank's relationships with its biggest customer. A human resources manager logs onto a Web site to check the status of a health insurance claim.

Every day, people around the world use Fiserv systems to manage their financial needs. Every day, Fiserv information management technology is used to process millions of transactions, working behind the scenes to help our clients simplify and improve their business operations. Finding new ways to solve everyday problems for financial services providers is at the core of our business, and it has driven our growth from the beginning.



FISERV SYSTEMS MANAGE MILLIONS OF TRANSACTIONS. EVERYWHERE, EVERY DAY.

Formed in 1984 through the combination of two regional data processing firms in Florida and Wisconsin, Fiserv today is a multi-billion-dollar global company and a recognized leader in financial information management. We became a publicly traded company in 1986 and since then, on a compounded annual basis, our revenues have grown at a 24% rate, and earnings per share have risen 20%. The Company continues to build momentum, acquiring more than 110 complementary businesses and making steady gains in client relationships. The Fiserv growth strategy is a blend of sales and marketing efforts that generate a steady stream of new business, and an acquisition philosophy designed to capitalize on industry changes, capture market share and further our position as an industry leader.

The five acquisitions we completed in 2002 reflect the changes in the financial services industry and the evolving needs of our clients. Crossing all of our major lines of business, these acquisitions included an insurance processing operation, two mortgage loan services firms, a securities clearing business and an electronic funds transfer network processor. We remain focused on the financial services industry, acquiring strategic businesses that enable us to translate industry trends into tools our clients need to grow and prosper.

Gaining speed, building steam. But record earnings? How many years can you have of that?

How about



And we have no intention of stopping.

As our history suggests, acquisitions play a key role in our strategy. An active and disciplined acquirer, Fiserv looks for financial services companies that can expand the scale and scope of our organization. We select profitable companies with capable management, strong cash flow and a loyal client base. We focus on businesses that are successful, and we walk away from far more acquisition candidates than we buy. We keep the management teams in place to continue the spirit of entrepreneurship and involvement in the business. It's a philosophy we've believed in from the beginning, and one of the primary reasons our acquisition strategy is so successful.



The Fiserv strategy also pivots on what we call "organic growth"—gaining new clients and making additional sales to current ones. Built on solid experience with financial institutions, our business model is anchored by long-term client contracts that produce predictable, recurring revenues. The breadth and diversity of our product line enables us to offer multiple solutions to our clients, creating opportunities to generate new revenue by selling additional products and services. The potential for Fiserv to grow through this strategy is clearly illustrated by the experience of one of our longtime clients. A major New England banking concern first purchased a Fiserv profitability analysis product in 1986, then added a mortgage processing system and a few years later, an Internet banking solution. In 2002, the bank signed on for its 10th Fiserv information management solution.

Our insurance businesses are developing nicely, fortified by several acquisitions in 2001 and 2002 that position Fiserv as a key player in the health care benefits management market. On the financial institution side, we're seeing continued growth as sales of outsourcing for both account and check processing increase. Additionally, check imaging continues to show steady growth, as imaging technology gains acceptance as a substitute for paper-based check processing. We look forward to new business opportunities and a strong sales outlook in 2003.

The bank information processing business that Fiserv began nearly 20 years ago has grown tremendously. Regulatory, technological and market dynamics have transformed banking into a fiercely competitive business scenario involving insurance, securities, electronic commerce, financial planning and more. As the financial services landscape has continued to unfold, we've consistently responded by positioning Fiserv to reflect our markets and prepare for future growth. In 2002, we modified our organizational structure to better focus on specific business segments where we see strong growth potential, and at the same time give some of our talented managers a chance to step up and take on broader leadership roles. Our core business of providing information management technology remains unchanged, while clients benefit from fresh thinking and new emphasis on the markets in which they compete.



OVER

13,000

CLIENTS

Financial services providers worldwide rely on Fiserv for their information management needs.

LEADERSHIP

THE STRENGTH AND INTEGRITY OF THE Fiserv leadership team is a primary reason that our Company is as successful as it is. Our management brings a deep pool of business-specific expertise and experience. Combine this depth of talent with the entrepreneurial spirit fostered across the Fiserv organization, and you'll find the extra edge that keeps our business at the forefront of the financial services industry.

Our most valuable resource is our people. Not only the leadership team, but every single member of our professional staff is significant to the ongoing success of Fiserv. We pride ourselves on applying a mix of industry knowledge and advanced technology skills to meet our clients' needs for comprehensive information management solutions. In an industry where service is key, our extensive network of professionals has a history of strong dedication to service excellence – and it shows.

From the beginning, we have clearly defined our market focus and have never strayed. Our systems are designed specifically for the requirements of today's financial services providers. Our highly skilled employees combine industry disciplines with practical market experience. And with Fiserv as their technology partner, our clients are confident that we will keep their information management systems running smoothly, accurately and efficiently.



LEADERSHIP DEMANDS DETERMINATION, INSIGHT AND DEDICATION.

Within the financial services industry, Fiserv serves a number of different market segments, ranging from banks to brokerage firms to insurance companies. While this broad client base may seem to have little in common, they all come to us with a similar need: transactions that require processing. And that's where we have invested our expertise, in developing advanced information management solutions that automate account and transaction processing.

Fiserv is the leading provider in North America in number of total clients served; that includes banks and thrifts, credit unions, mortgage providers, bank-owned broker-dealers, auto leasing companies, and financial planners

Why do business
with the best
in the
business?

Ask 85 of the top 100 banks.

They're
our clients.

and advisers. We continue to expand our leadership position in the insurance arena (including insurance companies, agents and related health care services) and for finance companies, while on an international level we are strategically and systematically expanding our presence.



We've been serving clients worldwide since 1985, when our banking products were first launched throughout Europe, Asia and Latin America. Since then, we've created an extensive infrastructure for supporting clients in international markets. Our employees speak the same language as our clients; they also understand the differences in the style of doing business, as well as the financial products requirements and regulations unique to each client and its specific market. Our international business currently represents approximately 5% of total Company processing and services revenues, but our market presence is growing steadily.

To be a leader in the financial services industry, you need first and foremost to focus on service quality. Dedicated relationship management teams throughout Fiserv help clients evaluate their ongoing goals and strategies, and then make sure they have the appropriate Fiserv solutions to achieve their goals. With the insight we gain through this interactive partnership, we continually broaden our solutions portfolio to help our clients improve their ability to offer the products and services most in demand by their customers. One measure of this devotion to service excellence is our client retention rating – it's consistently one of the highest in the industry.

We are continually monitoring the evolving financial services landscape, identifying relevant business trends and then committing the resources necessary to expand, develop or acquire solutions that address the market's needs. Fiserv devotes significant resources annually to research and development in order to enhance and complement our product suite to maintain our competitive edge.

Fiserv was formed with a singular vision, and through the years we've stayed true to that vision and to our supporting mission statement. It's these values and principles, which we believe in so strongly, that will continue to guide our future success.

VISION:

To be the leading information services provider for the financial industry worldwide.

MISSION:

To deliver products and services that help our clients grow their businesses and enhance service to their customers; to enable our people to achieve outstanding job performance and personal growth; and to produce a favorable level of earnings and consistent earnings growth for our Company, and increased value for our shareholders.


19,000+
DEDICATED PROFESSIONALS
Our experienced team
is focused on helping
clients maintain their
competitive edge.

FISERV AT A GLANCE

FISERV PROVIDES TECHNOLOGY SOLUTIONS TO THE FINANCIAL WORLD.

FROM TRANSACTION PROCESSING FOR DEPOSIT ACCOUNTS AND LOAN SERVICING TO PROCESSING SYSTEMS FOR INSURANCE, SECURITIES AND RETIREMENT PLAN ADMINISTRATION, FISERV HAS THE FINANCIAL INDUSTRY'S TECHNOLOGY NEEDS COVERED.

financial institutions

MARKETS

Serving banks, credit unions, leasing companies, mortgage lenders, savings institutions; health, life and annuity insurance companies; workers compensation, flood, and property and casualty insurance companies; self-insured employers; insurance agents, brokers and financial planners

BUSINESS GROUPS

Bank Servicing: Outsourced (service bureau) core processing systems, credit processing services and value-added solutions for banks and thrifts

Bank Systems & eProducts: In-house core processing and e-based solution sets for banks and thrifts, including electronic funds transfer (EFT) processing, cash and treasury management solutions, risk management, imaging solutions, customer contact solutions and data warehousing

Credit Union & Industry Products: Core account processing solutions for credit unions; plastic card production and services; high-volume laser printing and mailing; electronic document distribution and archival

Insurance Solutions: Comprehensive insurance processing services and products, with a strong emphasis on business process outsourcing (BPO), for the health, life and annuity, and property and casualty sectors

Item Processing: End-to-end solution for the item and image processing needs of financial institutions, providing resources and technology for processing and automating paper-based payment transactions

Lending Systems & Services: Outsourced and licensed software and services for the lending industry, including loan origination and closing, mortgage loan servicing, automated property valuation, loan and lease portfolio management and disposition services for the auto finance market, loan settlement support and contact center services

CAPABILITIES

Account and transaction processing services, systems and software; lending systems; auto leasing systems; revolving credit services; item processing; e-commerce products and services; EFT services; imaging technology; plastic card services; document solutions; printing and fulfillment services; treasury management solutions; business intelligence; executive information; customer relationship management; health plan management services; general ledger and annual statement software; claims administration systems; flood and homeowners processing and claims management services; rating and quoting systems; computer-based training for insurance professionals; and financial marketing systems and services

financial institutions, continued

DIMENSIONS

Client relationships with more than 8,100 financial institutions and 2,500 insurance companies. 258 million customer deposit, loan and lease accounts processed annually. 3.7 billion electronic/ATM/POS transactions processed annually. 4.7 billion checks processed annually. Serving more than 159,000 agents and registered representatives. $4.3 billion in insurance claims paid. Sixth largest service provider to self-insured employer health plan market.

securities & trust

MARKETS

Serving institutional, retail, full-service and discount broker-dealers, registered investment advisers, municipal bond dealers, underwriters, retail brokerage operations of financial institutions, insurance firms and mutual fund companies, financial institutions, financial intermediaries, financial planners, third-party pension administrators and individual investors

BUSINESS GROUP

Securities & Trust: Complete processing and clearing services for traditional and electronic securities trading. Self-directed retirement plan administration services, and mutual fund custody and trading

CAPABILITIES

Outsourced and in-house systems, licensed software and support for brokerage services, including securities clearing, trade execution, account management, portfolio maintenance, quotes and research; IRA and qualified plan administration; asset custody, back office, automated record keeping and electronic mutual fund trading services; custody and automated trade support for daily valuation retirement plans

DIMENSIONS

Client relationships with 415 broker-dealers and financial institutions. 2.9 million active accounts. Over 5.6 million trades processed annually. Administering over 318,000 plans (84% in IRAs). More than $25 billion in assets under administration.

FINANCIAL HIGHLIGHTS

PROCESSING AND SERVICES REVENUES


$1,234
$1,408
$1,686
$1,927
$2,278
98
99
00
01
02
DOLLARS IN MILLIONS

NET INCOME


$114
$138
$172
$205
$265
98
99
00
01
02
DOLLARS IN MILLIONS

EARNINGS PER SHARE-DILUTED


$0.60
$0.73
$0.91
$1.07
$1.36
98
99
00
01
02
IN DOLLARS

The above pro forma information has been restated to recognize stock splits and to exclude realized gains from sale of investment. 2002 excludes amortization of goodwill in accordance with FASB No. 142.

15-YEAR STOCK PRICE HIGHLIGHTS


$1.66
$1.91
$2.73
$4.97
$4.99
$5.70
$6.37
$8.89
$10.89
$14.56
$22.86
$25.54
$31.63
$42.32
$33.95
88
89
90
91
92
93
94
95
96
97
98
99
00
01
02
DECEMBER CLOSING, SPLIT ADJUSTED, IN DOLLARS

Fiserv, Inc. common stock trades on The Nasdaq Stock Market® under the symbol FISV.

CHARTS NOT TO SCALE

table of contents

consolidated statements of income

(IN THOUSANDS, EXCEPT PER SHARE DATA) YEARS ENDED DECEMBER 31,	2002	2001	2000
REVENUES:			
Processing and services	$2,277,642	$1,927,030	$1,685,783
Customer reimbursements	291,245	262,151	243,438
TOTAL REVENUES	2,568,887	2,189,181	1,929,221
COST OF REVENUES:			
Salaries, commissions and payroll related costs	1,090,315	936,233	807,547
Customer reimbursement expenses	291,245	262,151	243,438
Data processing costs and equipment rentals	165,283	148,469	132,458
Other operating expenses	437,891	340,935	282,630
Depreciation and amortization	141,114	147,696	148,842
TOTAL COST OF REVENUES	2,125,848	1,835,484	1,614,915
OPERATING INCOME	443,039	353,697	314,306
Interest expense	(17,758)	(20,159)	(28,823)
Interest income	8,589	8,086	6,734
Realized gain from sale of investment	2,420	5,404	7,818
INCOME BEFORE INCOME TAXES	436,290	347,028	300,035
Income tax provision	170,153	138,811	123,014
NET INCOME	$ 266,137	$ 208,217	$ 177,021
NET INCOME PER SHARE:			
Basic	$1.39	$1.11	$0.96
Diluted	$1.37	$1.09	$0.93
SHARES USED IN COMPUTING NET INCOME PER SHARE:			
Basic	191,386	186,929	184,788
Diluted	194,951	191,584	189,804

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

consolidated balance sheets

(DOLLARS IN THOUSANDS) DECEMBER 31,	2002	2001
ASSETS		
Cash and cash equivalents	$ 227,239	$ 136,088
Accounts receivable, less allowance for doubtful accounts of $13,168 and $14,703	339,737	311,217
Securities processing receivables	1,740,512	1,427,051
Prepaid expenses and other assets	119,882	108,003
Investments	2,115,778	1,885,063
Property and equipment	223,070	200,973
Intangible assets	342,614	231,713
Goodwill	1,329,873	1,022,134
TOTAL	$6,438,705	$5,322,242
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts payable	$ 122,266	$ 83,303
Securities processing payables	1,666,863	1,289,479
Short-term borrowings	100,000	112,800
Accrued expenses	280,614	241,904
Accrued income taxes	23,711	15,373
Deferred revenues	181,173	171,101
Customer funds held and retirement account deposits	1,707,458	1,420,956
Deferred income taxes	46,127	39,407
Long-term debt	482,824	343,093
TOTAL LIABILITIES	4,611,036	3,717,416
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY		
Preferred stock, no par value: 25,000,000 shares authorized; none issued	-	-
Common stock, $0.01 par value: 300,000,000 shares authorized; 192,450,000 and 190,281,000 shares issued	1,924	1,903
Additional paid-in capital	599,700	564,959
Accumulated other comprehensive income	23,882	76,216
Accumulated earnings	1,227,885	961,748
Treasury stock, at cost, 804,775 shares	(25,722)	-
TOTAL SHAREHOLDERS' EQUITY	1,827,669	1,604,826
TOTAL	$6,438,705	$5,322,242

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

consolidated statements of shareholders' equity

(IN THOUSANDS)	COMMON STOCK SHARES	COMMON STOCK AMOUNT	ADDITIONAL PAID-IN CAPITAL	COMPREHENSIVE INCOME	ACCUMULATED OTHER COMPREHENSIVE INCOME	ACCUMULATED EARNINGS	TREASURY STOCK
Balance at January 1, 2000	125,388	$1,254	$458,550		$125,026	$576,510	$(70,324)
Net income	–	–	–	$177,021	–	177,021	–
Foreign currency translation				(1,310)	(1,310)		
Change in unrealized gains on available-for-sale investments – net of tax of $30,705				(39,765)	(39,765)		
Reclassification adjustment for realized gains included in net income				(5,082)	(5,082)		
Comprehensive income				$130,864			
Shares issued under stock plans, including income tax benefits	–	–	(3,106)			–	43,182
Purchase of treasury stock	–	–	–			–	(9,884)
Balance at December 31, 2000	125,388	1,254	455,444		78,869	753,531	(37,026)
Net income	–	–	–	$208,217	–	208,217	–
Foreign currency translation				(881)	(881)		
Change in unrealized gains on available-for-sale investments – net of tax of $3,652				9,710	9,710		
Reclassification adjustment for realized gains included in net income				(3,513)	(3,513)		
Fair market value adjustment on cash flow hedges – net of tax				(5,272)	(5,272)		
Other					(2,697)		
Comprehensive income				$208,261			
Shares issued under stock plans, including income tax benefits	248	2	9,442			–	20,655
Shares issued for acquired companies	1,955	20	100,700			–	16,371
Three-for-two stock split	62,690	627	(627)			–	–
Balance at December 31, 2001	190,281	1,903	564,959		76,216	961,748	–
Net income	–	–	–	$266,137	–	266,137	–
Foreign currency translation				1,166	1,166		
Change in unrealized gains on available-for-sale investments – net of tax of $29,047				(45,184)	(45,184)		
Reclassification adjustment for realized gains included in net income				(1,573)	(1,573)		
Fair market value adjustment on cash flow hedges – net of tax				(6,743)	(6,743)		
Comprehensive income				$213,803			
Shares issued under stock plans, including income tax benefits	2,169	21	34,741			–	7,856
Purchase of treasury stock	–	–	–			–	(33,578)
Balance at December 31, 2002	192,450	$1,924	$599,700		$23,882	$1,227,885	$(25,722)

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

consolidated statements of cash flows

(IN THOUSANDS) YEARS ENDED DECEMBER 31,	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$266,137	$208,217	$177,021
Adjustments to reconcile net income to net cash provided by operating activities:			
Realized gain from sale of investment	(2,420)	(5,404)	(7,818)
Deferred income taxes	30,805	11,700	4,813
Depreciation and amortization	141,114	147,696	148,842
	435,636	362,209	322,858
Changes in assets and liabilities, net of effects from acquisitions of businesses:			
Accounts receivable	6,022	(1,656)	(21,153)
Prepaid expenses and other assets	(7,899)	(10,694)	(179)
Accounts payable and accrued expenses	30,302	(7,669)	9,706
Deferred revenues	10,072	6,422	24,844
Accrued income taxes	38,762	15,127	32,674
Securities processing receivables and payables – net	63,923	78,396	215,718
Net cash provided by operating activities	576,818	442,135	584,468
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures, including capitalization of software costs for external customers	(141,880)	(104,609)	(106,987)
Payment for acquisitions of businesses, net of cash acquired	(406,578)	(224,842)	(88,764)
Investments	(303,222)	(72,571)	136,726
Net cash used in investing activities	(851,680)	(402,022)	(59,025)
CASH FLOWS FROM FINANCING ACTIVITIES:			
(Repayments of) proceeds from short-term borrowings – net	(12,286)	93,075	(214,625)
Proceeds from long-term debt	156,481	1,800	5,004
Repayments of long-term debt	(16,908)	(8,113)	(143,899)
Issuance of common stock and treasury stock	11,420	15,053	20,576
Purchases of treasury stock	(33,578)	-	(9,884)
Customer funds held and retirement account deposits	260,884	(104,696)	(164,313)
Net cash provided by (used in) financing activities	366,013	(2,881)	(507,141)
Change in cash and cash equivalents	91,151	37,232	18,302
Beginning balance	136,088	98,856	80,554
Ending balance	$227,239	$136,088	$ 98,856

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

notes to consolidated financial statements

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Fiserv, Inc. and all majority owned subsidiaries (the "Company"). All significant intercompany transactions and balances have been eliminated in consolidation. Certain amounts reported in prior periods have been reclassified to conform to the 2002 presentation.

USE OF ESTIMATES: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUES: The fair values of cash equivalents, accounts receivable, accounts payable, securities processing receivables and payables, customer funds held and retirement account deposits, short-term borrowings and accrued expenses approximate the carrying values due to the short period of time to maturity. The fair value of investments is determined based on quoted market prices. The fair value of long-term debt is estimated using discounted cash flows based on the Company's current incremental borrowing rates and the fair value of derivative instruments is determined based on dealer quotes (see Note 3).

DERIVATIVE INSTRUMENTS: The Company uses interest rate swaps to hedge its exposure to interest rate changes. The Company's accounting method for derivative financial instruments is based upon the designation of such instruments as cash flow hedges under accounting principles generally accepted in the United States of America and changes in the fair value are recognized in other comprehensive income until the hedged item is recognized in net income. It is the policy of the Company to execute such instruments with creditworthy banks and not to enter into derivative financial instruments for speculative purposes.

REVENUE RECOGNITION: Revenues from the sale of data processing services, plastic card services, document solutions, consulting and administration fees on trust accounts are recognized as the related services are provided or when the product is shipped. Revenues from the sale of securities processing services are recognized as securities transactions are processed on a trade-date basis. Revenues from securities processing and trust services include net investment income of $95.4 million, $101.6 million and $124.3 million, net of direct credits to customer accounts of $20.0 million, $45.2 million and $94.1 million in 2002, 2001 and 2000, respectively. Revenues from software license fees (representing approximately 6%, 8% and 8% of 2002, 2001 and 2000 processing and services revenues) are recognized when written contracts are signed, delivery of the product has occurred, the fee is fixed or determinable and collection is probable. Maintenance fee revenues are recognized ratably over the term of the related support period, generally 12 months.

CASH AND CASH EQUIVALENTS: Cash and cash equivalents consist of cash and investments with original maturities of 90 days or less.

SECURITIES PROCESSING RECEIVABLES AND PAYABLES: The Company's securities processing subsidiaries had receivables from and payables to brokers or dealers and clearing organizations related to the following at December 31:

(IN THOUSANDS)	2002	2001
RECEIVABLES:		
Securities failed to deliver	$ 90,965	$ 39,611
Securities borrowed	904,045	706,918
Receivables from customers	683,854	649,252
Other	61,648	31,270
TOTAL	$1,740,512	$1,427,051
PAYABLES:		
Securities failed to receive	$ 79,259	$ 50,563
Securities loaned	824,369	797,619
Payables to customers	624,099	354,515
Other	139,136	86,782
TOTAL	$1,666,863	$1,289,479

Securities failed to deliver and failed to receive represent the contract value of securities that have not been delivered or received as of the settlement date. Securities borrowed and loaned represent deposits made to or received from other broker-dealers. Receivables from and payables to customers represent amounts due or payable on cash and margin transactions.

INVESTMENTS: The Company's trust administration subsidiaries accept money market deposits from trust customers and invest the funds in securities. Such amounts due trust depositors represent the primary source of funds for the Company's investment securities and amounted to $1.7 billion and $1.4 billion as of December 31, 2002 and 2001, respectively. Investments in government agency and certain fixed income obligations had an average duration of approximately one year and six months at December 31, 2002. These investments are accounted for as held to maturity and are carried at amortized cost as the Company has the ability and intent to hold these investments to maturity.

Available for sale investments are carried at market, based upon quoted market prices. Unrealized gains or losses on available for sale investments are accumulated in shareholders' equity as accumulated other comprehensive income, net of related deferred income taxes. Related gross unrealized gains were $65.6 million and $142.2 million as of December 31, 2002 and 2001, respectively. Realized gains or losses are computed based on specific identification of the investments sold.

The following summarizes the Company's investments at December 31:

	2002		2001	
(IN THOUSANDS)	CARRYING VALUE	ESTIMATED FAIR VALUE	CARRYING VALUE	ESTIMATED FAIR VALUE
U.S. Government and government agency obligations	$1,488,361	$1,512,466	$ 986,531	$ 998,026
Other fixed income obligations	232,334	242,498	600,156	613,621
Total held to maturity investments	1,720,695	1,754,964	1,586,687	1,611,647
Available for sale investments	95,723	95,723	145,417	145,417
Money market mutual funds	249,830	249,830	115,901	115,901
Other investments	49,530	49,530	37,058	37,058
TOTAL	$2,115,778	$2,150,047	$1,885,063	$1,910,023

PROPERTY AND EQUIPMENT: Property and equipment are stated at cost. Depreciation and amortization are computed primarily using the straight-line method over the estimated useful lives of the assets, ranging from three to 40 years. Property and equipment consist of the following at December 31:

(IN THOUSANDS)	2002	2001
Data processing equipment	$299,263	$269,490
Buildings and leasehold improvements	123,553	104,309
Furniture and equipment	127,860	129,167
	550,676	502,966
Less accumulated depreciation and amortization	327,606	301,993
TOTAL	$223,070	$200,973

INTANGIBLE ASSETS: Intangible assets consist of the following at December 31:

2002 *(IN THOUSANDS)*	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION	NET BOOK VALUE
Software development costs for external customers	$362,558	$245,981	$116,577
Purchased software	145,486	90,333	55,153
Customer base	211,738	63,954	147,784
Other	27,288	4,188	23,100
TOTAL	$747,070	$404,456	$342,614

2001 *(IN THOUSANDS)*	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION	NET BOOK VALUE
Software development costs for external customers	$318,349	$213,358	$104,991
Purchased software	113,205	66,430	46,775
Customer base	116,531	55,267	61,264
Other	22,570	3,887	18,683
TOTAL	$570,655	$338,942	$231,713

Software development costs for external customers include internally generated computer software for external customers and software acquired in conjunction with acquisitions of businesses. The Company capitalizes certain costs incurred to develop new software or enhance existing software which is marketed externally or utilized by the Company to process customer transactions in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." Costs are capitalized commencing when the technological feasibility of the software has been established. Routine maintenance of software products, design costs and development costs incurred prior to establishment of a product's technological feasibility are expensed as incurred. Amortization of all software is computed on a straight-line basis over the expected useful life of the product, generally three to five years.

Gross software development costs for external customers capitalized for new products and enhancements to existing products totaled $44.9 million, $36.6 million and $34.0 million in 2002, 2001 and 2000, respectively. Amortization of previously capitalized development costs, included in depreciation and amortization, was $38.3 million, $35.5 million and $35.9 million in 2002, 2001 and 2000, resulting in net capitalized (amortized) development costs of $6.6 million, $1.1 million and $(1.9 million) in 2002, 2001 and 2000, respectively.

Customer base intangible assets represent customer contracts and relationships obtained as part of acquired businesses and are amortized using the straight-line method over their estimated useful lives, ranging from five to 20 years. Other intangible assets consist primarily of non-compete agreements, which are generally amortized over their estimated useful lives, and trade names that have been determined to have indefinite lives and therefore, as of January 1, 2002, are no longer amortized in accordance with the provisions of SFAS No. 142 "Goodwill and Other Intangible Assets."

Amortization expense for intangible assets was $74.8 million, $58.0 million and $65.9 million for the years ended December 31, 2002, 2001 and 2000, respectively. Aggregate amortization expense with respect to existing intangible assets with finite lives resulting from acquisitions of businesses should approximate $20.0 million annually.

GOODWILL: On January 1, 2002, the Company adopted SFAS No. 142, which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. Accordingly, effective January 1, 2002, the Company discontinued the amortization of goodwill and intangible assets with indefinite lives. The Company completed its transitional impairment test for goodwill and intangible assets with indefinite lives and determined that no impairment exists. Pro forma net income and net income per share for the years ended December 31, 2001 and 2000, adjusted to eliminate historical amortization of goodwill and related tax effects, are as follows:

(IN THOUSANDS, EXCEPT PER SHARE DATA)	2001	2000
Reported net income	$208,217	$177,021
Add: goodwill amortization, net of tax	18,439	16,595
Pro forma net income	$226,656	$193,616
Reported net income per share:		
Basic	$1.11	$0.96
Diluted	1.09	0.93
Pro forma net income per share:		
Basic	$1.21	$1.05
Diluted	1.18	1.02

The excess of the purchase price over the estimated fair value of tangible and identifiable intangible assets acquired is recorded as goodwill. The changes in the carrying amount of goodwill by business segment during the year ended December 31, 2002, are as follows:

(IN THOUSANDS)	FINANCIAL INSTITUTION OUTSOURCING, SYSTEMS AND SERVICES	SECURITIES PROCESSING AND TRUST SERVICES	ALL OTHER AND CORPORATE	TOTAL
Balance, January 1, 2002	$ 884,417	$107,887	$29,830	$1,022,134
Goodwill additions	267,373	37,629	2,737	307,739
Balance, December 31, 2002	$1,151,790	$145,516	$32,567	$1,329,873

IMPAIRMENT OF LONG-LIVED ASSETS: The Company periodically assesses the likelihood of recovering the cost of long-lived assets based on current and projected operating results and cash flows of the related business operations using undiscounted cash flow analyses. These factors, along with management's plans with respect to the operations, are considered in assessing the recoverability of property and equipment and intangible assets subject to amortization. Measurement of any impairment loss is based on discounted operating cash flows. During 2000, the Company recorded a charge of $11.0 million for impairment of goodwill associated with the consolidation of certain ancillary product lines in the Company's software businesses. This charge was recorded in the Financial institution outsourcing, systems and services segment as additional amortization of intangible assets.

SHORT-TERM BORROWINGS: The Company's securities and trust processing subsidiaries had short-term loans payable of $100.0 million and $112.8 million as of December 31, 2002 and 2001, respectively, with interest at an average rate of 1.9% and 1.8% as of December 31, 2002 and 2001, respectively, and were collateralized by investments and customers' margin account securities.

INCOME TAXES: Deferred income taxes are provided for temporary differences between the Company's income for accounting and tax purposes.

NET INCOME PER SHARE: Basic net income per share is computed using the weighted average number of common shares outstanding during the periods. Diluted net income per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the periods. Common equivalent shares consist of stock options and are computed using the treasury stock method. During the year ended December 31, 2002, the Company excluded 1.3 million shares under stock options from the calculation of common equivalent shares as the impact was anti-dilutive.

STOCK BASED COMPENSATION: The Company has accounted for its stock based compensation plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" (see Note 5).

SHAREHOLDER RIGHTS PLAN: The Company has a shareholder rights plan. Under this plan, each shareholder holds one preferred stock purchase right for each outstanding share of the Company's common stock held. The stock purchase rights are not exercisable until certain events occur.

ACCUMULATED OTHER COMPREHENSIVE INCOME: Accumulated other comprehensive income consisted of the following at December 31:

(IN THOUSANDS)	2002	2001
Unrealized gains on investments	$40,023	$86,780
Unrealized losses on cash flow hedges	(14,712)	(7,969)
Foreign currency translation adjustments	(1,429)	(2,595)
TOTAL	$23,882	$76,216

SUPPLEMENTAL CASH FLOW INFORMATION:

(IN THOUSANDS)	2002	2001	2000
Interest paid	$17,724	$ 19,469	$ 29,346
Income taxes paid	97,808	117,443	87,633
Liabilities assumed in acquisitions of businesses	29,033	68,833	401,129

RECENT ACCOUNTING PRONOUNCEMENTS: Effective January 1, 2002, the Company adopted Emerging Issues Task Force ("EITF") Issue No. 01-14, "Income Statement Characterization of Reimbursements Received for 'Out of Pocket' Expenses Incurred," which requires that customer reimbursements received for direct costs paid to third parties and related expenses be characterized as revenue. Comparative financial statements for 2001 and 2000 have been reclassified to provide consistent presentation. In accordance with EITF No. 01-14, the Company has presented customer reimbursement revenue and expenses of $291.2 million, $262.2 million and $243.4 million for the years ended December 31, 2002, 2001 and 2000, respectively. Customer reimbursements represent direct costs paid to third parties primarily for postage and data communication costs. The adoption of EITF No. 01-14 did not impact the Company's financial position, operating income or net income.

Effective January 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. The impact of adopting this statement did not have a material impact on the consolidated financial statements.

In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The Company will adopt SFAS No. 146 on January 1, 2003, and does not anticipate that the adoption of this statement will have a material impact on the consolidated financial statements.

NOTE 2. ACQUISITIONS

During 2002, 2001 and 2000 the Company completed the following acquisitions of businesses. The results of operations of all of these acquired businesses have been included in the accompanying consolidated statements of income from the dates of acquisition.

COMPANY	MONTH ACQUIRED	SERVICE	CONSIDERATION
2002:			
Case Shiller Weiss, Inc.	**May**	**Lending services**	**Cash for stock**
Investec Ernst & Company's clearing operations	**Aug.**	**Securities clearing services**	**Cash for assets**
Willis Group's TPA operations	**Nov.**	**Insurance data processing**	**Cash for assets**
EDS Corporation's Consumer Network Services business	**Dec.**	**EFT data processing**	**Cash for assets**
Lenders Financial Services	**Dec.**	**Lending services**	**Cash for stock**
2001:			
Benefit Planners	Jan.	Insurance data processing	Cash and stock for stock
Marshall & Ilsley IP services	Feb.	Item processing	Cash for assets
Facilities and Services Corp.	Mar.	Insurance software systems	Cash for stock
Remarketing Services of America, Inc.	Mar.	Automobile leasing services	Cash for stock
EPSIIA Corporation	July	Data processing	Cash for stock
Catapult Technology Limited	July	Software and services	Cash for stock
FHLB of Pittsburgh IP services	Sept.	Item processing	Cash for assets
NCR bank processing operations	Nov.	Data and item processing	Cash for assets
NCSI	Nov.	Insurance data processing	Cash for stock
Integrated Loan Services	Nov.	Lending services	Cash for assets
Trewit Inc.	Nov.	Insurance data processing	Cash and stock for stock
FACT 400 credit card solution	Nov.	Software and services	Cash for assets
2000:			
Patterson Press, Inc.	Jan.	Card services	Cash for stock
Resources Trust Company	May	Data processing for retirement planning	Cash for assets
National Flood Services, Inc.	Sept.	Insurance data processing	Cash for stock

During 2002, the Company completed five acquisitions accounted for as purchases. Net cash paid for these acquisitions was $366.9 million, subject to certain adjustments. Goodwill recorded in conjunction with all of these acquisitions was $290.6 million. Pro forma combined results of operations are not presented, other than in connection with the acquisition of EDS Corporation's Consumer Network Services ("CNS") business as shown below, since the results of operations as reported in the accompanying consolidated statements of income would not be materially different.

On December 5, 2002, the Company acquired CNS for $305.8 million, net of $17.4 million of cash acquired, subject to certain adjustments. The following unaudited pro forma combined information is provided for illustrative purposes only and should not be relied upon as necessarily being indicative of the historical results that would have been obtained if this acquisition had actually occurred during those periods, or the results that may be obtained in the future.

(IN THOUSANDS, EXCEPT PER SHARE DATA)	2002	2001
Processing and services revenues	$2,417,542	$2,105,061
Net income	268,756	214,504
Diluted net income per share – as reported	1.37	1.09
Pro forma diluted net income per share	1.38	1.12

At December 31, 2002, the preliminary purchase price allocation for the CNS acquisition resulted in goodwill of $218.2 million, other intangible assets of $55.9 million, tangible assets of $68.0 million and assumed liabilities of $18.9 million. The amounts allocated to intangible assets are based on preliminary conclusions resulting from an independent appraisal, which includes an analysis of the business and expected future cash flows.

During 2001, the Company completed 12 acquisitions accounted for as purchases. Net cash paid for these acquisitions was $224.8 million, subject to certain adjustments. In addition to cash consideration, the Company issued, in conjunction with two of the acquisitions, approximately 3.1 million unregistered shares of its common stock, valued at approximately $117.0 million. Goodwill recorded in conjunction with the 2001 acquisitions was $285.7 million.

During 2000, the Company completed three acquisitions accounted for as purchases. Net cash paid for these acquisitions was $88.8 million, subject to certain adjustments. Goodwill recorded in conjunction with the 2000 acquisitions was $52.0 million.

The Company may be required to pay additional cash and common stock consideration for acquisitions up to maximum payments of $243.2 million through 2006, if certain of the acquired entities achieve specific escalating operating income targets. During 2002, cash paid as a result of acquired entities achieving their targets was $39.7 million. Any additional consideration paid will be treated as additional purchase price.

NOTE 3. LONG-TERM DEBT

The Company has available a $437.0 million unsecured line of credit and commercial paper facility with a group of banks, of which $393.3 million was in use at December 31, 2002, with a weighted average variable interest rate of 2.0%. The credit facilities, which expire in May 2004, consist of a $250.0 million five-year revolving credit facility and a $187.0 million 364-day revolving credit facility which is renewable annually through 2004. There were no significant commitment fees or compensating balance requirements under these facilities. The Company must, among other requirements, maintain a minimum net worth of $662.0 million as of December 31, 2002, maintain a fixed charge coverage ratio of 1.35 to one, and limit its total debt to no more than three and one-half times the Company's earnings before interest, taxes, depreciation and amortization. The Company was in compliance with all debt covenants throughout 2002. As of December 31, 2002, the Company had interest rate swap agreements to fix the interest rates on certain floating rate debt at an average rate approximating 6.75% (based on current bank fees and spreads) for a principal amount of $200.0 million until 2005. The estimated fair value of the interest rate swap agreements is included on the accompanying consolidated balance sheets in accrued expenses.

As of December 31, 2002, the Company has available $35.0 million in additional unsecured lines of credit, of which $25.0 million was in use at an average variable rate of 1.7%.

The carrying value and estimated fair values of the Company's long-term debt and interest rate swap agreements at December 31 are as follows:

	2002		2001	
(IN THOUSANDS)	CARRYING VALUE	ESTIMATED FAIR VALUE	CARRYING VALUE	ESTIMATED FAIR VALUE
8.00% senior notes payable, due 2003-2005	$ 38,571	$ 42,068	$ 51,428	$ 56,871
Bank notes and commercial paper, at short-term rates	444,253	444,253	291,665	291,665
Total long-term debt	$482,824	$486,321	$343,093	$348,536
Interest rate swap agreements	$ 24,116	$ 24,116	$ 13,062	$ 13,062

Annual principal payments required under the terms of the long-term debt agreements were as follows at December 31, 2002:

(IN THOUSANDS) YEARS ENDING DECEMBER 31,	
2003	$204,087
2004	264,782
2005	13,893
2006	62
TOTAL	$482,824

NOTE 4. INCOME TAXES

A reconciliation of recorded income tax expense with income tax computed at the statutory federal tax rates for the three years ended December 31 is as follows:

(IN THOUSANDS)	2002	2001	2000
Statutory federal tax rate	35%	35%	35%
Tax computed at statutory rate	$152,702	$121,460	$105,012
State income taxes, net of federal effect	15,712	12,033	11,156
Non-deductible amortization expense	-	4,219	3,887
Other – net	1,739	1,099	2,959
TOTAL	$170,153	$138,811	$123,014

The provision for income taxes consisted of the following:

(IN THOUSANDS)	2002	2001	2000
CURRENT:			
Federal	$116,021	$105,081	$ 98,630
State	21,564	18,118	16,295
Foreign	1,763	3,912	3,276
	139,348	127,111	118,201
DEFERRED:			
Federal	29,386	11,067	5,090
State	2,226	948	388
Foreign	(807)	(315)	(665)
	30,805	11,700	4,813
TOTAL	$170,153	$138,811	$123,014

Significant components of the Company's deferred tax assets and liabilities consisted of the following at December 31:

(IN THOUSANDS)	2002	2001
Purchased incomplete software technology	$ 32,980	$ 37,477
Accrued expenses not currently deductible	28,721	33,671
Deferred revenues	12,218	11,916
Unrealized losses on cash flow hedges	9,405	5,094
Net operating loss carryforwards	6,034	4,323
Other	5,202	5,519
Total deferred tax assets	94,560	98,000
Software development costs for external customers	(36,095)	(31,641)
Excess of tax over book depreciation and amortization	(60,665)	(29,739)
Unrealized gains on investments	(25,573)	(55,467)
Other	(18,354)	(20,560)
Total deferred tax liabilities	(140,687)	(137,407)
TOTAL	$ (46,127)	$ (39,407)

Tax benefits associated with the exercise of non-qualified employee stock options were credited directly to additional paid-in capital and amounted to $31.2 million, $15.0 million and $19.5 million in 2002, 2001 and 2000, respectively.

At December 31, 2002, the Company has state net operating loss carryforwards of $73.4 million, with expiration dates ranging from 2005 through 2022, and foreign net operating loss carryforwards of $4.2 million, with no expiration dates.

NOTE 5. EMPLOYEE BENEFIT PLANS

STOCK OPTION PLAN: The Company's Stock Option Plan (the "Plan") provides for the granting to its employees and directors of either incentive or non-qualified options to purchase shares of the Company's common stock for a price not less than 100% of the fair value of the shares at the date of grant. In general, 20% of the options awarded under the Plan vest annually and expire 10 years from the date of the award. Changes in stock options outstanding are as follows:

	NUMBER OF SHARES (IN THOUSANDS)	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding, December 31, 1999	13,594	$11.26
Granted	1,792	21.48
Forfeited	(625)	19.18
Exercised	(2,303)	8.85
Outstanding, December 31, 2000	12,458	12.76
Granted	2,277	36.99
Forfeited	(387)	18.18
Exercised	(1,345)	8.68
Outstanding, December 31, 2001	13,003	17.18
Granted	1,519	41.21
Forfeited	(116)	24.49
Exercised	(2,796)	10.70
Outstanding, December 31, 2002	11,610	$21.77

The number of shares under option that were exercisable at December 31, 2002, 2001 and 2000, were 8.1 million, 9.0 million and 8.2 million, at weighted average exercise prices of $16.69, $12.80 and $9.93, respectively. The following summarizes information about the Company's stock options outstanding and exercisable at December 31, 2002:

	OPTIONS OUTSTANDING			OPTIONS OUTSTANDING AND EXERCISABLE	
RANGE OF EXERCISE PRICES	NUMBER OF SHARES (IN THOUSANDS)	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (IN YEARS)	NUMBER OF SHARES (IN THOUSANDS)	WEIGHTED AVERAGE EXERCISE PRICE
$ 3.01 - $10.67	3,347	$ 7.86	2.6	3,347	$ 7.86
10.89 - 20.14	3,185	17.30	5.5	2,784	17.13
20.38 - 37.04	3,591	30.50	7.7	1,659	29.19
37.21 - 45.99	1,487	41.59	9.1	303	41.56
$ 3.01 - $45.99	11,610	$21.77	5.8	8,093	$16.69

At December 31, 2002, options to purchase 8.5 million shares were available for grant under the Plan. The Company has accounted for its stock-based compensation plans in accordance with the intrinsic value provisions of APB Opinion No. 25. Accordingly, the Company did not record any compensation expense in the accompanying consolidated financial statements for its stock-based compensation plans. Had compensation expense been recognized consistent with the fair value provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and net income per share – basic and diluted would have been changed to the pro forma amounts indicated below for the years ended December 31:

(IN THOUSANDS, EXCEPT PER SHARE DATA)	2002	2001	2000
Net income:			
As reported	$266,137	$208,217	$177,021
Less: stock compensation			
expense – net of tax	(18,200)	(13,400)	(9,700)
Pro forma	$247,937	$194,817	$167,321
Reported net income per share:			
Basic	$1.39	$1.11	$0.96
Diluted	1.37	1.09	0.93
Pro forma net income per share:			
Basic	$1.30	$1.04	$0.91
Diluted	1.27	1.02	0.88

The fair value of each stock option granted in 2002, 2001 and 2000 was estimated on the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

	2002	2001	2000
Expected life (in years)	5.0	5.0	5.0
Risk-free interest rate	4.4%	4.6%	5.0%
Volatility	50.0%	49.8%	48.6%
Dividend yield	0.0%	0.0%	0.0%

The weighted-average estimated fair value of stock options granted during the years ended December 31, 2002, 2001 and 2000, was $20.24, $18.02 and $10.72 per share, respectively.

EMPLOYEE STOCK PURCHASE PLAN: The Company's employee stock purchase plan provides that eligible employees may purchase a limited number of shares of common stock each quarter through payroll deductions, at a purchase price equal to 85% of the closing price of the Company's common stock on the last business day of each calendar quarter. As of January 1, 2003, there were 1.0 million shares available for grant under this plan.

EMPLOYEE SAVINGS PLAN: The Company and its subsidiaries have defined contribution savings plans covering substantially all employees, under which eligible participants may elect to contribute a specified percentage of their salaries, subject to certain limitations. The Company makes matching contributions, subject to certain limitations, and makes discretionary contributions based upon the attainment of certain profit goals. Company contributions vest ratably at 20% for each year of service. Company contributions charged to operations under these plans approximated $41.5 million, $35.3 million and $30.4 million in 2002, 2001 and 2000, respectively.

NOTE 6. RESTRUCTURING AND OTHER CHARGES

In the second quarter of 2001, the Company recorded $12.3 million of pre-tax charges consisting of severance and related termination benefits ($3.8 million), future lease and other contractual obligations ($6.2 million), and the disposal and write-down of assets ($2.3 million). These charges related to management's plan to improve overall business efficiencies by consolidating the Company's securities processing operations and eliminating duplicate operational functions. At December 31, 2002 and 2001, approximately $3.4 million and $6.2 million, respectively, of future lease and other obligations were yet to be incurred.

NOTE 7. LEASES, OTHER COMMITMENTS AND CONTINGENCIES

LEASES: The Company leases certain office facilities and equipment under operating leases. Future minimum rental payments on operating leases with initial noncancellable lease terms in excess of one year were due as follows as of December 31, 2002:

(IN THOUSANDS)

YEARS ENDING DECEMBER 31,	
2003	$ 86,304
2004	74,617
2005	61,214
2006	47,852
2007	33,958
Thereafter	69,263
TOTAL	$373,208

Rent expense applicable to all operating leases was approximately $99.7 million, $87.1 million and $83.1 million during the years ended December 31, 2002, 2001 and 2000, respectively.

OTHER COMMITMENTS AND CONTINGENCIES: The Company's trust administration subsidiaries had fiduciary responsibility for the administration of approximately $26.0 billion in trust funds as of December 31, 2002. The Company's securities processing subsidiaries are subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. At December 31, 2002, the aggregate net capital of such subsidiaries was $86.7 million, exceeding the net capital requirement by $68.3 million.

In the normal course of business, the Company and its subsidiaries are named as defendants in various lawsuits in which claims are asserted against the Company. The Company has initiated legal action against E*TRADE Securities, Inc. ("E*TRADE") as the result of E*TRADE refusing to accept delivery of a bond (with a carrying value of $27.0 million as of December 31, 2002) in violation of the terms of a contract between E*TRADE and a subsidiary of the Company. The Company intends to vigorously enforce its rights under the terms of its agreement with E*TRADE and expects to prevail and recover the carrying value of the bond. In the opinion of management, the liabilities, if any, which may ultimately result from such lawsuits are not expected to have a material adverse effect on the consolidated financial statements of the Company.

NOTE 8. BUSINESS SEGMENT INFORMATION

The Company is a leading independent provider of data processing systems and related information management services and products to financial institutions and other financial intermediaries. The Company has three business segments based on the services provided by each: Financial institution outsourcing, systems and services; Securities processing and trust services; and All other and corporate. The Financial institution outsourcing, systems and services segment provides account and transaction processing solutions and services to financial institutions and other financial intermediaries. The Securities processing and trust services segment provides securities processing solutions and retirement plan administration services to brokerage firms, financial planners and financial institutions. The All other and corporate segment provides plastic card services and document solutions, and includes general corporate expenses. The plastic card and document solutions businesses provide plastic card issuance services, card design, personalization and mailing, along with electronic document delivery and print-related solutions.

Summarized financial information by business segment for each of the three years ended December 31 is as follows:

(IN THOUSANDS)	FINANCIAL INSTITUTION OUTSOURCING, SYSTEMS AND SERVICES	SECURITIES PROCESSING AND TRUST SERVICES	ALL OTHER AND CORPORATE	TOTAL
2002				
Processing and services revenues	**$1,956,449**	**$ 228,201**	**$ 92,992**	**$2,277,642**
Operating income	**418,824**	**28,839**	**(4,624)**	**443,039**
Identifiable assets	**2,100,894**	**4,071,403**	**266,408**	**6,438,705**
Capital expenditures, including capitalization of software development costs for external customers	**125,637**	**12,306**	**3,937**	**141,880**
Depreciation and amortization expense	**113,658**	**22,127**	**5,329**	**141,114**
2001				
Processing and services revenues	$ 1,581,216	$ 259,437	$ 86,377	$ 1,927,030
Operating income	322,073	34,793	(3,169)	353,697
Identifiable assets	1,655,071	3,410,914	256,257	5,322,242
Capital expenditures, including capitalization of software development costs for external customers	91,034	10,092	3,483	104,609
Depreciation and amortization expense	115,829	25,004	6,863	147,696
2000				
Processing and services revenues	$ 1,276,254	$ 325,839	$ 83,690	$ 1,685,783
Operating income	220,619	95,441	(1,754)	314,306
Identifiable assets	1,185,819	4,160,939	239,562	5,586,320
Capital expenditures, including capitalization of software development costs for external customers	89,235	13,628	4,124	106,987
Depreciation and amortization expense	120,050	21,370	7,422	148,842

The Company's domestic operations comprised approximately 95%, 92% and 93% of processing and services revenues for the years ended December 31, 2002, 2001 and 2000, respectively. No single customer accounted for more than 3% of consolidated processing and services revenues during the years ended December 31, 2002, 2001 and 2000.

management's discussion and analysis of financial condition and results of operations

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: Except for the historical information contained herein, the matters discussed in this Annual Report are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting the Company's operations, markets, services and related products, prices and other factors discussed in the Company's prior filings with the Securities and Exchange Commission. Since these statements are subject to risks and uncertainties and are subject to change at any time, actual results could differ materially from expected results. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

CRITICAL ACCOUNTING POLICIES: The Company's consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company's management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The Company continually evaluates the accounting policies and estimates it uses to prepare the consolidated financial statements. The Company bases its estimates on historical experience and assumptions believed to be reasonable under current facts and circumstances. Actual amounts and results could differ from these estimates made by management.

The Company has identified that its accounting policy regarding intangible assets and goodwill is critical to the Company's results of operations and financial position. The Company has reviewed the carrying value of goodwill and other intangible assets in connection with the implementation of SFAS No. 142 by comparing such amounts to their fair values. The Company determined that the carrying amounts of goodwill and other intangible assets did not exceed their respective fair values. The Company is required to perform this comparison at least annually or more frequently if circumstances indicate possible impairment. When determining fair value, the Company uses various assumptions, including projections of future cash flows. Given the significance of goodwill and other intangible asset balances, an adverse change to the fair value could result in an impairment charge, which could be material to the Company's financial statements.

The Company does not participate in, nor has it created, any off-balance sheet special purpose entities or other off-balance sheet financing, other than operating leases. In addition, the Company does not enter into any derivative financial instruments for speculative purposes and uses derivative financial instruments primarily for managing its exposure to changes in interest rates.

MARKET RISK: Market risk refers to the risk that a change in the level of one or more market prices, interest rates, indices, correlations or other market factors, such as liquidity, will result in losses for a certain financial instrument or group of financial instruments. The Company is exposed primarily to interest rate risk and market price risk on investments and borrowings. The Company actively monitors these risks through a variety of control procedures involving senior management.

The Company's trust administration subsidiaries accept money market account deposits from trust customers and invest those funds in marketable securities. Substantially all of the investments are rated within the highest investment grade categories for securities. The Company's trust administration subsidiaries utilize simulation models for measuring and monitoring interest rate risk and market value of portfolio equities. A formal Asset Liability Committee of the Company meets quarterly to review interest rate risks, capital ratios, liquidity levels, portfolio diversification, credit risk ratings and adherence to investment policies and guidelines. Substantially all of the investments at December 31, 2002, have contractual maturities of one year or less except for government agency and certain fixed income mortgage backed obligations, which have an average duration of approximately one year and six months. The Company does not believe any significant change in interest rates would have a material impact on the consolidated financial statements.

The Company manages its debt structure and interest rate risk through the use of fixed and floating-rate debt and through the use of interest rate swaps. The Company uses interest rate swaps to partially hedge its exposure to interest rate changes, and to control its financing costs. Generally, under these swaps, the Company agrees with a counterparty to exchange the difference between fixed-rate and floating-rate interest amounts based on an agreed principal amount. While changes in interest rates could decrease the Company's interest income or increase its interest expense, the Company does not believe that it has a material exposure to changes in interest rates, primarily due to $200.0 million of fixed interest rate swap agreements in place at December 31, 2002. Based on the Company's current borrowings under its credit and commercial paper facility of $393.3 million, a 1% increase in the Company's borrowing rate would increase annual interest expense related to the credit facility by $1.9 million. Based on the controls in place, management believes the risks associated with financial instruments at December 31, 2002, will not have a material effect on the Company's consolidated financial position or results of operations.

RESULTS OF OPERATIONS: The Company is a leading independent provider of financial data processing systems and related information management services and products to financial institutions and other financial intermediaries. The Company's operations have been classified into three business segments: Financial institution outsourcing, systems and services ("FIS"); Securities processing and trust services; and All other and corporate. The following table sets forth, for the period indicated, certain amounts included in the Company's consolidated statements of income, the relative percentage that those amounts represent to processing and services revenues, and the percentage change in those amounts from period to period. This information should be read along with the Consolidated Financial Statements and Notes thereto. The following table and discussion exclude the revenues and expenses associated with customer reimbursements recorded in accordance with EITF No. 01-14 as explained in Note 1 of the accompanying consolidated financial statements.

	Year ended December 31, (in millions)			Percent of revenue year ended December 31,			Percent increase (decrease)	
	2002	2001	2000	2002	2001	2000	2002 vs. 2001	2001 vs. 2000
PROCESSING AND SERVICES REVENUES:								
Financial institution outsourcing, systems and services	$1,956.4	$1,581.2	$1,276.3	86%	82%	76%	24%	24%
Securities processing and trust services	228.2	259.4	325.8	10%	13%	19%	(12%)	(20%)
All other and corporate	93.0	86.4	83.7	4%	5%	5%	8%	3%
TOTAL	$2,277.6	$1,927.0	$1,685.8	100%	100%	100%	18%	14%
COST OF REVENUES:								
Salaries, commissions and payroll related costs	$1,090.3	$ 936.2	$ 807.6	48%	49%	48%	16%	16%
Data processing costs and equipment rentals	165.3	148.5	132.5	7%	8%	8%	11%	12%
Other operating expenses	437.9	340.9	282.6	19%	18%	17%	28%	21%
Depreciation and amortization	141.1	147.7	148.8	6%	8%	9%	(4%)	(1%)
TOTAL	$1,834.6	$1,573.3	$1,371.5	81%	82%	81%	17%	15%
OPERATING INCOME:								
Financial institution outsourcing, systems and services (1)	$ 418.8	$ 322.1	$ 220.6	21%	20%	17%	30%	46%
Securities processing and trust services (1)	28.8	34.8	95.4	13%	13%	29%	(17%)	(64%)
All other and corporate (2)	(4.6)	(3.2)	(1.8)					
TOTAL	$ 443.0	$ 353.7	$ 314.3	19%	18%	19%	25%	13%

(1) Percent of segment revenues is calculated as a percent of FIS revenues and Securities processing and trust services revenues.
(2) Percents not meaningful, amounts include corporate expenses.

PROCESSING AND SERVICES REVENUES: Total processing and services revenues increased $350.6 million, or 18%, in 2002 and $241.2 million, or 14%, in 2001. Revenue growth was derived from sales to new clients, existing client growth, cross sales to existing clients, price increases and revenues from acquired companies. Revenue growth was positively impacted by revenue growth of $375.2 million in 2002 and $305.0 million in 2001 in the FIS segment. The FIS segment's revenue growth in 2002 was negatively impacted by a decrease in European revenue of $36.0 million in 2002 compared to 2001 related to the Company's international banking system primarily due to reduced customer spending on professional services. In addition, total revenue growth was negatively impacted by a decline in revenues of $31.2 million in 2002 and $66.4 million in 2001 in the Securities processing and trust services segment due to continued weakness in the United States retail financial markets. The internal revenue growth rate for the Company was approximately 4% in 2002 (excluding a business disposition and a $12.0 million customer termination fee in 2001).

COST OF REVENUES: Total cost of revenues increased $261.3 million, or 17%, in 2002 and $201.9 million, or 15%, in 2001. As a percent of processing and services revenues, cost of revenues were 81% in 2002, 82% in 2001 and 81% in 2000.

Cost of revenues, excluding depreciation and amortization, increased $267.9 million, or 19%, in 2002 and $203.0 million, or 17%, in 2001. The increases in these cost of revenues is due primarily to acquired businesses and continued growth in the FIS segment. The make up of cost of revenues each year has been affected by business acquisitions and changes in the mix of the Company's business. In 2001, the Company recorded charges of $12.3 million, as explained in Note 6 of the accompanying consolidated financial statements.

Depreciation and amortization expense decreased $6.6 million in 2002 and $1.1 million in 2001. The decrease in 2002 was primarily attributable to the adoption of SFAS No. 142 that resulted in a reduction of goodwill amortization expense of approximately $24.0 million in 2002, offset primarily by incremental depreciation and amortization expense from capital expenditures and other intangible assets subject to amortization. The decrease in 2001 was primarily due to an impairment charge of $11.0 million recorded in the FIS segment in 2000, offset by amortization associated with acquisitions and incremental depreciation expense on capital expenditures.

OPERATING INCOME: Operating income increased $89.3 million, or 25%, in 2002 and $39.4 million, or 13%, in 2001. Operating income in the FIS segment increased $96.8 million in 2002 and $101.5 million in 2001. The increase in operating income in 2002 compared to 2001 in the FIS segment was due to a number of factors, including revenue growth across its business lines, acquisitions and the elimination of goodwill amortization of approximately $20.0 million. Operating income in the Securities processing and trust services segment decreased $6.0 million in 2002 and $60.6 million in 2001, primarily due to continued weakness in the United States retail financial markets.

REALIZED GAIN FROM SALE OF INVESTMENT: During 2002, 2001 and 2000, the Company recorded a pre-tax realized gain from sale of investment of $2.4 million, $5.4 million and $7.8 million, respectively.

INCOME TAX PROVISION: The effective income tax rate was 39% in 2002, 40% in 2001 and 41% in 2000. The effective income tax rate for 2002 declined from 2001 due to the impact of adopting SFAS No. 142. The income tax rate for 2003 is expected to remain at 39%.

NET INCOME: Net income for 2002 increased $57.9 million, or 28%, in 2002 and $31.2 million, or 18%, in 2001. Net income per share-diluted (excluding realized gain from sale of investment) for 2002 was $1.36 compared to $1.07 in 2001 and $0.91 in 2000. The impact of adopting SFAS No. 142 would have increased 2001 and 2000 net income per share-diluted (excluding realized gain from sale of investment) by approximately $0.09 per share each year due to the elimination of goodwill amortization.

The Company's growth has been accomplished, to a significant degree, through the acquisition of businesses which are complementary to its operations. Management believes that a number of acquisition candidates are available which would further enhance the Company's competitive position and plans to pursue them vigorously. Management is engaged in an ongoing program to reduce expenses related to acquisitions by eliminating operating redundancies. The Company's approach has been to move slowly in achieving this goal in order to minimize the amount of disruption experienced by its clients and the potential loss of clients due to this program.

LIQUIDITY AND CAPITAL RESOURCES: The following table summarizes the Company's primary sources (uses) of funds during the years ended December 31:

(IN MILLIONS)	2002	2001	2000
Cash provided by operating activities before changes in securities processing receivables and payables – net	$512.9	$363.7	$368.8
Securities processing receivables and payables – net	63.9	78.4	215.7
Cash provided by operating activities	576.8	442.1	584.5
Capital expenditures	(141.9)	(104.6)	(107.0)
Payment for acquisitions of businesses	(406.6)	(224.8)	(88.8)
(Repayments of) proceeds from short-term borrowings – net	(12.3)	93.1	(214.6)
Proceeds from (repayments of) long-term debt – net	139.6	(6.3)	(138.9)
TOTAL	$155.6	$199.4	$ 35.2

Cash flow from operations before securities processing receivables and payables increased 41% in 2002, reaching $512.9 million. At December 31, 2002, the Company had $482.8 million of long-term debt, while shareholders' equity exceeded $1.8 billion. Long-term debt includes $393.3 million borrowed under the Company's credit and commercial paper facility of which $143.3 million is payable under a 364-day agreement in 2003 and $250.0 million is payable in 2004 or earlier at the Company's option. The Company expects to renew its 364-day agreement prior to expiration in the second quarter of 2003. At December 31, 2002, cash and cash equivalents were $227.2 million, an increase of $91.2 million from December 31, 2001, after spending $406.6 million on acquired businesses in 2002.

At December 31, 2002, the Company's remaining commitments consist primarily of operating leases for office facilities and equipment aggregating $373.2 million, of which $86.3 million will be incurred in 2003. The Company believes that its cash flow from operations together with other available sources of funds will be adequate to meet its operating requirements, debt repayments, contingent payments in connection with business acquisitions and ordinary capital spending needs. At December 31, 2002, the Company had $53.7 million available for borrowing and $227.2 million in cash and cash equivalents. In the event that the Company makes significant future acquisitions, however, it may raise funds through additional borrowings or the issuance of securities.

The Company's current policy is to retain earnings to support future business opportunities, rather than to pay dividends. During 1999, the Company's Board of Directors authorized the repurchase of up to 4.9 million shares of the Company's common stock. Shares purchased under the authorization will be made through open market transactions that may occur from time to time as market conditions warrant. Shares acquired will be held for issuance in connection with acquisitions and employee stock option and purchase plans. As of December 31, 2002, approximately 1.7 million shares remained available under the repurchase authorization.

SELECTED FINANCIAL DATA: The following data, which has been affected by acquisitions, should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this Annual Report.

(IN THOUSANDS, EXCEPT PER SHARE DATA) YEARS ENDED DECEMBER 31,	2002	2001	2000	1999	1998
Processing and services revenues	**$2,277,642**	$1,927,030	$1,685,783	$1,407,545	$1,233,670
Income before income taxes	**436,290**	347,028	300,035	233,675	193,684
Income tax provision	**170,153**	138,811	123,014	95,807	79,410
Net income	**266,137**	208,217	177,021	137,868	114,274
Net income per share:					
Basic	**1.39**	1.11	0.96	0.75	0.62
Diluted	**1.37**	1.09	0.93	0.73	0.60
Diluted (excluding realized gain from sale of investment)	**1.36**	1.07	0.91	0.73	0.60
Total assets	**$6,438,705**	$5,322,242	$5,586,320	$5,307,710	$3,958,338
Long-term debt	**482,824**	343,093	334,958	472,824	389,622
Shareholders' equity	**1,827,669**	1,604,826	1,252,072	1,091,016	885,797

MARKET PRICE INFORMATION: The following information relates to the closing price of the Company's common stock, which is traded on the Nasdaq Stock Market under the symbol FISV. Information has been adjusted to recognize the three-for-two stock split effective August 2001.

	2002		2001	
QUARTER ENDED	HIGH	LOW	HIGH	LOW
March 31	**$46.60**	**$39.88**	$38.00	$29.58
June 30	**46.08**	**35.16**	42.65	30.29
September 30	**39.25**	**28.08**	42.12	32.72
December 31	**35.04**	**22.60**	44.39	31.93

At December 31, 2002, the Company's common stock was held by 9,729 shareholders of record. It is estimated that an additional 38,000 shareholders own the Company's stock through nominee or street name accounts with brokers. The closing sale price for the Company's stock on January 23, 2003, was $32.68 per share.

quarterly financial information (unaudited)

(IN THOUSANDS, EXCEPT PER SHARE DATA)

2002	QUARTERS FIRST	SECOND	THIRD	FOURTH	TOTAL
Processing and services revenues	$559,824	$563,032	$563,663	$591,123	$2,277,642
Cost of revenues	451,310	452,167	453,840	477,286	1,834,603
Operating income	108,514	110,865	109,823	113,837	443,039
Interest expense – net	(2,687)	(2,178)	(1,804)	(2,500)	(9,169)
Realized gain from sale of investment	915	567	426	512	2,420
Income before income taxes	106,742	109,254	108,445	111,849	436,290
Income tax provision	41,629	42,609	42,294	43,621	170,153
Net income	$ 65,113	$ 66,645	$ 66,151	$ 68,228	$ 266,137
Net income per share:					
Basic	$0.34	$0.35	$0.34	$0.36	$1.39
Diluted	$0.33	$0.34	$0.34	$0.35	$1.37
Diluted (excluding realized gain from sale of investment)	$0.33	$0.34	$0.34	$0.35	$1.36

2001	FIRST	SECOND	THIRD	FOURTH	TOTAL
Processing and services revenues	$ 462,163	$ 481,355	$ 476,102	$ 507,410	$ 1,927,030
Cost of revenues	375,558	392,976	386,887	417,912	1,573,333
Operating income	86,605	88,379	89,215	89,498	353,697
Interest expense – net	(3,817)	(3,237)	(2,501)	(2,518)	(12,073)
Realized gain from sale of investment	1,821	1,506	1,000	1,077	5,404
Income before income taxes	84,609	86,648	87,714	88,057	347,028
Income tax provision	33,844	34,659	35,085	35,223	138,811
Net income	$ 50,765	$ 51,989	$ 52,629	$ 52,834	$ 208,217
Net income per share:					
Basic	$0.27	$0.28	$0.28	$0.28	$1.11
Diluted	$0.27	$0.27	$0.27	$0.27	$1.09
Diluted (excluding realized gain from sale of investment)	$0.26	$0.27	$0.27	$0.27	$1.07

Note: The above information excludes the revenues and expenses associated with customer reimbursements recorded in accordance with EITF No. 01-14.

management's statement of responsibility

The management of Fiserv, Inc. assumes responsibility for the integrity and objectivity of the information appearing in the 2002 Annual Report. This information was prepared in conformity with accounting principles generally accepted in the United States of America and necessarily reflects the best estimates and judgment of management.

To provide reasonable assurance that transactions authorized by management are recorded and reported properly and that assets are safeguarded, the Company maintains a system of internal controls. The concept of reasonable assurance implies that the cost of such a system is weighed against the benefits to be derived therefrom.

The control environment is complemented by the Company's internal audit function, which evaluates the adequacy of the controls, policies and procedures in place, as well as adherence to them, and recommends improvements for implementation when applicable. In addition, Deloitte & Touche LLP, certified public accountants, audits the consolidated financial statements of the Company in accordance with auditing standards generally accepted in the United States of America. Their audits include a review of the internal control system, and improvements are made to the system based upon their recommendations.

The Audit Committee ensures that management and the independent auditors are properly discharging their financial reporting responsibilities. In performing this function, the Committee meets with management and the independent auditors throughout the year. Additional access to the Committee is provided to Deloitte & Touche LLP on an unrestricted basis, allowing discussion of audit results and opinions on the adequacy of internal accounting controls and the quality of financial reporting.

LESLIE M. MUMA, President and Chief Executive Officer

independent auditors' report

Shareholders and Directors of Fiserv, Inc.

We have audited the accompanying consolidated balance sheets of Fiserv, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Fiserv, Inc. and subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As described on Note 1 to the consolidated financial statements, on January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

Deloitte & Touche LLP

Deloitte & Touche LLP, Milwaukee, Wisconsin, January 24, 2003

BOARD OF DIRECTORS

DONALD F. DILLON, 62, Chairman of the Board of Directors of Fiserv, Inc. and Chairman of Information Technology, Inc. With more than 35 years in the financial and data processing industries, Mr. Dillon has served as a Director since 1995.

KENNETH R. JENSEN, 59, Senior Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary of Fiserv, Inc. With more than 40 years in the data processing industry, Mr. Jensen has served as a Director since 1984.

DANIEL P. KEARNEY, 63, Financial Consultant. With more than 30 years in the banking, insurance and legal industries, Mr. Kearney has served as a Director since 1999.

GERALD J. LEVY, 70, Lead Director, Fiserv, Inc.; Chairman of the Board of Guaranty Bank, F.S.B. With over 40 years in the financial and business arenas, Mr. Levy has served as a Director since 1986.

LESLIE M. MUMA, 58, President and Chief Executive Officer of Fiserv, Inc. With more than 35 years in the data processing industry, Mr. Muma has served as a Director since 1984.

GLENN M. RENWICK, 47, President and Chief Executive Officer of The Progressive Corporation. With more than 15 years in the insurance industry, Mr. Renwick has served as a Director since 2001.

L. WILLIAM SEIDMAN, 81, Chief Commentator for CNBC-TV, Publisher of *Bank Director* and *Board Member* magazines, and Industry Consultant. With more than 35 years in the business, financial and political arenas, Mr. Seidman has served as a Director since 1992.

THEKLA R. SHACKELFORD, 68, Educational Consultant. With more than 30 years in the fields of education and public service, Ms. Shackelford has served as a Director since 1994.

FOR COMPLETE PROFILES OF THE FISERV BOARD OF DIRECTORS,
PLEASE SEE THE *PROXY STATEMENT*.

EXECUTIVE COMMITTEE



FROM LEFT TO RIGHT: DONALD F. DILLON, LESLIE M. MUMA, KENNETH R. JENSEN, NORMAN J. BALTHASAR

Donald F. Dillon, 62, see Board of Directors for profile.

Leslie M. Muma, 58, see Board of Directors for profile.

Kenneth R. Jensen, 59, see Board of Directors for profile.

Norman J. Balthasar, 56, Senior Executive Vice President & Chief Operating Officer. With more than 30 years in the financial industry, Mr. Balthasar has been with Fiserv and its predecessor company since 1974.

MANAGEMENT COMMITTEE

Kenneth R. Acheson, 54, Group President, Item Processing. With more than 30 years in the financial and data processing industries, Mr. Acheson has been with Fiserv since 1996.

Robert H. Beriault, 51, Group President, Securities & Trust Services. With more than 20 years in the financial services industry, Mr. Beriault has been with Fiserv since 1995.

Douglas J. Craft, 49, Senior Vice President, Operating Group Chief Financial Officer. With more than 20 years in the financial industry, Mr. Craft has been with Fiserv since 1985.

Patrick C. Foy, 48, Group President, Bank Servicing. With more than 20 years in the financial services industry, Mr. Foy has been with Fiserv since 2001.

Thomas A. Neill, 53, Group President, Credit Union & Industry Products. With more than 20 years in the financial services industry, Mr. Neill has been with Fiserv since 1993.

Rodney D. Poskochil, 50, Group President, Bank Systems & eProducts. With more than 25 years in the financial and data processing industries, Mr. Poskochil has been with Fiserv since 1995.

James C. Puzniak, 56, Group President, Lending Systems & Services. With more than 35 years in the financial services industry, Mr. Puzniak has been with Fiserv since 1993.

Dean C. Schmelzer, 52, Group President, Marketing & Sales. With nearly 30 years in the data processing industry, Mr. Schmelzer has been with Fiserv since 1992.

Charles W. Sprague, 53, Executive Vice President, General Counsel & Chief Administrative Officer. With over 27 years in the legal profession and the financial services industry, Mr. Sprague has been with Fiserv since 1994.

executive leadership

BANK SERVICING GROUP

Thomas J. Gorman, 48
President, Custom Outsourcing Solutions

David G. Krysztowiak, 53
President, Bank Servicing Division I

David W. Sami, 42
President, CBS Outsourcing

Frank M. Smeal, 60
President, Bank Servicing Division III

BANK SYSTEMS & E PRODUCTS GROUP

Paul E. Brammeier, 60
President, Customer Contact Solutions

Anthony S. Catalfano, 39
President & COO, EFT – CNS

Grant P. Christenson, 51
CEO, EFT – CNS

Paul A. Frank, 59
President, ePayments Division;
President, BANKLINK

Alexander H. Groenendyk, 46
President, CBS Worldwide

Ronald E. Thompson, 55
President, ImageSoft Technologies

David E. Ulrich, 46
President, IPS-Sendero

Michael K. Young, 47
President, Information Technology, Inc.

CREDIT UNION & INDUSTRY PRODUCTS GROUP

William A. Anderson, 54
President, XP Systems

Joseph A. Antellocy, 44
President, AFTECH

Joseph A. Barry, 49
President, USERS

Dennis L. Connick, 54,
President, CUSA

Jorge M. Diaz, 38
President, Personix

Richard P. Fitzgerald, 53,
President, Document Solutions

Pedro E. Kaufmann, 44
President, EPSIIA

Roger L. Kuhns, 55
President, Credit Union Western Region

Timothy M. Milz, 40
President, GalaxyPlus

Kevin L. Sparks, 46
President, Summit

INSURANCE SOLUTIONS GROUP

James W. Cox, 39
President, Fiserv Health Division

Thomas P. Cusick, 49
President, Benefit Planners

Craig J. Faulkner, 49
President, Marketing & Learning Solutions Division

Curtis M. Lund, 62
President, Flood & Homeowners Insurance Processing Division

Anthony T. Perdichezzi, 55
President, Administrative Solutions Division

ITEM PROCESSING GROUP

Therese K. Carstensen, 47
President, Western Region

Mark J. Damico, 34
President, Fiserv Solutions of Canada & INTRIA Items Inc.

Frank E. Eisel, Jr., 45
President, Rocky Mountain Region

Richard J. Framas, 54
President, Fiserv – JPM Chase

Guy J. Fries, 45
President,
Southern Region

W. David Hamilton, 51
President,
Midwest Region

Norman S. Himes, 59
President,
Mid-Atlantic Region

Robert F. McPherson, 56
President,
Northern Region

Anna M. Quinlan, 51
President, RemitStream Solutions

Thomas R. Taylor, 55
EVP, Item Processing Technology & Support Operations

Kenneth P. True, 38
President, Fiserv – The Northern Trust IP Operations

Stephen J. Ward, 50
EVP, Item Processing Market Development

LENDING SYSTEMS & SERVICES GROUP

Peter M. Alexander, 50
President,
Lenders Financial Services

Stuart H. Angert, 61
Co-CEO, Remarketing Services of America

Kevin J. Collins, 45
President, Fiserv LeMans

Leslie J. Howlett III, 43
President, Integrated Loan Services

Andrew J. Sharvel, 38
Co-CEO, Remarketing Services of America

Gerald A. Smith, 56
CEO, Integrated Loan Services

John R. Tennea, 55
President, Fiserv Lending Solutions

Sadu Thimakal, 53
President, MortgageServ

Allan N. Weiss, 43
President, Case Shiller Weiss

SECURITIES & TRUST SERVICES GROUP

Lawrence E. Donato, 54
President, Securities Division

D. Terry Rettan, 56
President, Trust Division

Nancy M. Sympson, 50
President, Fiserv Investor Services & TradeStar

CORPORATE MANAGEMENT

Jack P. Bucalo, 64
Senior Vice President,
Human Resources

Christina Slemon-Dokos, 47
Senior Vice President, Marketing

Thomas J. Hirsch, 39
Senior Vice President, Controller

Daniel F. Murphy, 53
Senior Vice President,
Director of Audit

Fiserv®

CORPORATE OFFICE

255 Fiserv Drive
Brookfield, Wisconsin 53045
262.879.5000

WORLD WIDE WEB

www.fiserv.com

INVESTOR RELATIONS

800.425.FISV

TRANSFER AGENT

EquiServe Trust Company, N.A.
P.O. Box 2500
Jersey City, New York, 07303-2500
800.446.2617

2003 ANNUAL SHAREHOLDERS' MEETING

Thursday, April 3, 2003
Fiserv Corporate Office
Brookfield, Wisconsin